

File: 082-04144

February 14, 2008

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the decision of Tek-Gıda İş Labour Union within the framework of the Collective Bargaining Agreement.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

ANADOLU GRUBU



Within the framework of the Collective Bargaining Agreement between our Company and the Tek-Gıda İş Labour Union (the "Union), the Board of Directors of the Union resolved to take a decision to go on strike at the facilities of our Company in its meeting dated 12 February 2008, and such decision was declared to our Company on 14 February 2008. The enforcement date of the strike will be announced by the Union at a later time.

The negotiations for the Collective Bargaining Agreement with the Union continue within the legal framework.

SEC Mail Processing
Section

FEB 18 2008

Washington, DC
110

SEC Mail Processing
Section

FEB 19 2008

Washington, DC
110



For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr